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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 24)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
                                --------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 24 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000, and as subsequently amended December 12, 2000, December 18, 2000, December 22, 2000, December 26, 2000, December 27, 2000, December 29, 2000, January 5, 2001, January 9, 2001,
January 17, 2001, January 18, 2001, January 31, 2001, February 2, 2001, February 5, 2001, February 9, 2001, February 12, 2001, February 15, 2001, February 22,
2001, February 23, 2001, March 1, 2001, March 8, 2001, March 9, 2001, March 12,
2001 and March 13, 2001 (as so amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the
Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 3(a) is hereby amended by adding the following at the end thereof:

     On August 2, 2000, the Long Term Incentive Committee of the Board of Directors met for the purpose of considering annual equity incentive awards for the 2001 fiscal year pursuant to the 1995 Plan. At this meeting, the Long
Term Incentive Committee considered the recommendations, dated August 2, 2000, of Towers Perrin, the Company's human resources consultants, regarding the amounts and structure of the awards. On March 7, 2001, pursuant to the recommendations of Towers Perrin and consistent with industry practices and in the ordinary course of business, the Long Term Incentive Committee determined to grant to the executive officers of Willamette 368,990 options to acquire shares of Willamette Common Stock at an exercise price of $47.16.

     As of March 16, 2001, the directors and executive officers of Willamette owned in the aggregate 5,620,322 Shares and, if they tender all of their Shares in the Weyerhaeuser Offer or their Shares are acquired in the Proposed Merger, they will receive payment for their Shares in an aggregate amount of $269,775,456.

     As of March 16, 2001, the directors and executive officers of Willamette held (i) 1,344,880 options, 780,289 of which have vested, to acquire shares of Willamette Common Stock with exercise prices ranging from $11.81 to $47.25, and (ii) 1,290 shares of restricted stock.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2001          WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer